SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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June 20, 2012

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn.: Amanda Ravitz

  Assistant Director

Re:	Gen-Probe Incorporated
Preliminary Proxy Statement on Schedule 14A
File No. 000-49834, initially filed on May 18, 2012
Amendment No. 1 filed on June 20, 2012

Dear Ms. Ravitz:

On behalf of Gen-Probe Incorporated, a Delaware corporation (the “Company”), we are submitting this letter in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 14, 2012, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the Commission on May 18, 2012 (the “Proxy Statement”).

We have revised the Proxy Statement in response to the Staff’s comments and are concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing two (2) blacklined copies of the Amended Proxy Statement marked to show changes from the Proxy Statement.

The responses of the Company to the Staff’s comments are set forth below. To facilitate the Staff’s review, the Staff’s comments are reproduced below in italicized text, with the Company’s responses immediately below the comments. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Proxy Statement. Page references in the responses to the Staff’s comments correspond to the pagination of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

June 20, 2012

Summary Term Sheet, page 1

1.	Please revise the summary to highlight the board’s decision not to conduct an auction process or market check prior to approving the merger agreement, including your financial advisor’s qualification in the first full paragraph on page 32 regarding this decision. Please also revise to briefly highlight potential risks and negative factors of the acquisition as disclosed on pages 29-30.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement. Please see pages 3, 4 and 5 of the Amended Proxy Statement.

Interests of Gen-Probe’s Directors and Executive Officers in the Merger, page 4

2.	Please quantify the amounts described.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement. Please see page 5 of the Amended Proxy Statement.

Questions and Answers...... page 12

3.	Please treat the summary and question and answers as one section and remove redundancy.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement. Please see pages 1 to 16 of the Amended Proxy Statement.

Background of the Merger, page 21

4.	Where you indicate that a party submitted an indication of interest at a particular price or range, where possible, disclose the premium to the then-current market price represented by the indication of interest. In addition, it is not clear from the disclosure whether parties who had signed confidentiality agreements and/or submitted indications of interest had engaged in due diligence prior to indicating that they did not wish to pursue a transaction. Please clarify.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement. Please see pages 22 and 23 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

June 20, 2012

5.	Please clarify when Party I exited the bidding process.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement. Please see page 23 of the Amended Proxy Statement.

6.	Please revise your disclosure in the first paragraph on page 23 to describe the “other strategic options” explored and explain why the board rejected those options.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement. Please see page 24 of the Amended Proxy Statement.

7.	We note your reference on page 28 to discussions between your management and Hologic regarding Hologic’s likely reaction to your conducting an auction process. Please revise the background section to describe these discussions in detail. Also please revise to explain in greater detail your April 5, April 27 and April 29 internal discussions concerning whether to contact third parties.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement. Please see pages 24, 25, 27 and 28 of the Amended Proxy Statement.

Opinion of Gen-Probe’s Financial Advisor, page 30

8.	Please provide on a supplemental basis copies of the materials that Morgan Stanley prepared in connection with its fairness opinion or otherwise provided to the board in connection with this transaction, including, among other things, any “board books,” drafts of fairness opinions provided to the board, and summaries of all oral presentations made to the board.

Response to Comment 8:

In response to the Staff’s comment, copies of the two board books presented by Morgan Stanley to the board of directors of the Company on April 27 and April 29, 2012 have been provided supplementally pursuant to a FOIA confidential treatment request made by Latham & Watkins LLP on June 20, 2012.

The only version of the fairness opinion that was provided to the board was the final version dated as of April 29, 2012 and attached as Annex B to the Proxy Statement.

U.S. Securities and Exchange Commission

June 20, 2012

The only oral presentations by Morgan Stanley to the board of directors of the Company were made on April 27 and April 29, which are summarized on pages 27 and 28 and on pages 32 to 38 of the Amended Proxy Statement.

9.	Please tell us what consideration you have given to updating your disclosure for any events subsequent to the date of the board meeting and/or fairness opinion. We note in this connection that the FDA has approved your PANTHER System for use with APTIMA Combo 2(R) Assay.

Response to Comment 9:

In response to the Staff’s comment, the board of directors of the Company has not requested an updated fairness opinion from Morgan Stanley following April 29, 2012. The Company notes that there have been developments in its business since that date, but has not held a board meeting to revisit its recommendation.

Precedent Transactions Analysis, page 34

10.	Please revise to explain in greater detail why Morgan Stanley determined to limit the precedent transactions analysis to the three most recent transactions in excess of $1 billion.

Response to Comment 10:

As described in the Proxy Statement, Morgan Stanley selected the three most recent transactions with a value in excess of $1.0 billion. The transactions prior to those selected were not used since they produced a wide range of values that made an analysis less meaningful.

An additional sentence has been added to the Amended Proxy Statement stating that “Morgan Stanley noted that the transactions prior to those selected were not used since they produced a wide range of values that made an analysis less meaningful.” Please see page 36 of the Amended Proxy Statement.

Interests of Gen-Probe’s Directors and Executive Officers in the Merger, page 38

11.	We note your disclosures on pages 24 and 26 indicating that Hologic’s management raised the possibility of Mr. Hull continuing to lead the Gen-Probe business following an acquisition and that Mr. Hull informed Hologic that he would not engage in any future employment discussions until after a definitive merger agreement, if any, were executed. Please disclose whether Mr. Hull and other named executive officers have engaged in employment discussion with Hologic either before or after execution of the merger agreement.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement. Please see pages 45 and 46 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

June 20, 2012

The Merger Agreement, page 47

12.	Refer to the second italicized paragraph under this heading. Because the terms of the Merger Agreement are included in your disclosure document, please revise to reflect your obligation to disclose any material change in the information contained in such document, even if the document was initially prepared for a different purpose.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the italicized disclosure preceding the description of the merger agreement to clarify that it will disclose any material change in the information contained in the Company’s disclosure document, even if the document was initially prepared for a different purpose. Please see page 49 of the Amended Proxy Statement.

In connection with our response to the Staff’s comments on behalf of the Company, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

U.S. Securities and Exchange Commission

June 20, 2012

If you have any questions or comments regarding this letter or the enclosed Amended Proxy Statement, please do not hesitate to contact Brian J. McCarthy at (213) 687-5070 or the undersigned at (213) 687-5381.

Respectfully yours,

/s/ David C. Eisman David C. Eisman, Esq.

Enclosures

cc:	William Bowen, Senior Vice President, General Counsel and Secretary

Gen-Probe Incorporated

Philip J. Flink, Esq. and Edwin C. Pease, Esq.

Brown Rudnick LLP

EXHIBIT A

GEN-PROBE INCORPORATED

10210 Genetic Center Drive

San Diego, California 92121

June 20, 2012

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn.:	Amanda Ravitz

Assistant Director

Re:	Gen-Probe Incorporated
Preliminary Proxy Statement on Schedule 14A
File No. 000-49834, initially filed on May 18, 2012
Amendment No. 1 filed on June 20, 2012

Dear Ms. Ravitz:

In connection with Skadden, Arps, Slate, Meagher & Flom LLP’s comment response letter, dated June 20, 2012 (the “Response Letter”), filed on behalf of Gen-Probe Incorporated (the “Company”) with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as correspondence via EDGAR on June 20, 2012, in response to your letter, dated June 14, 2012, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the Commission on May 18, 2012, the Company is hereby acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

*            *             *

Respectfully yours,

GEN-PROBE INCORPORATED

By:	/s/ R. William Bowen
Name:	R. William Bowen
Title:	Senior Vice President and General Counsel